UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Votorantim Celulose e Papel S.A.

Votorantim Pulp and Paper Inc.

(Translation of Registrant’s name into English)

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

NOTICE TO SHAREHOLDERS

Management of Votorantim Celulose e Papel S.A., further to the material fact furnished to the Securities and Exchange Commission on November 3, 2009 on Form 6-K, hereby provides the market with a free translation of the Shareholders’ Agreement between Votorantim Industrial S.A. and BNDES Participações S.A. – BNDESPAR, and Votorantim Celulose e Papel S.A. as an intervening party.

São Paulo, November 13, 2009

Votorantim Celulose e Papel S.A.

Marcos Grodetzky

Treasury and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Votorantim Celulose e Papel S.A.

Date: November 13, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer